================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)
                             _______________________

                              KIMSOUTH REALTY INC.
                (formerly known as Konover Property Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   301953 10 5
                                 (CUSIP Number)

                          MARJORIE L. REIFENBERG, ESQ.
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
                             _______________________

                                November 22, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (real estate investment trust)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II SPV REIT Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
     NUMBER OF
      SHARES                            None
BENEFICIALLY OWNED              ------------------------------------------------
 BY EACH REPORTING              8       SHARED VOTING POWER
      PERSON
       WITH                             21,116,422
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,116,422
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,116,422
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

         This Amendment No. 11, dated November 25, 2002, is filed by Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust"), Prometheus Southeast Retail LLC, a Delaware limited liability Company ("Prometheus"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard," and together with Trust, Prometheus, SPV, CADIM, Alternative, LFSRI II and LFREI, the "Reporting Persons").

         Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998 (the "Initial Schedule 13D"), as amended, filed by Prometheus and LFSRI II (as amended, the "Existing
Schedule 13D"). This Amendment is the final amendment and hereby amends and supplements the Existing Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended and supplemented by the addition of the following information:

         As a result of the merger described below, the Company changed its name from Konover Property Trust, Inc. to Kimsouth Realty Inc. In addition, in connection with the merger described below, the Company changed its principal executive office to 3333 New Hyde Park Road, Suite 100, New Hyde Park, New York, 11042-0020.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by the deletion of the following information from the table entitled "Executive Officers and Directors of LFSRI II SPV REIT Corp." on Schedule I:

         Adrianne M. Horne      Director        Assistant to Division Head of CT
                                                Corporation

                                                CT Corporation
                                                1209 Orange Street
                                                Wilmington, DE 19801

         Item 2 is hereby amended and supplemented by the addition of the following information to the table entitled "Executive Officers and Directors of LFSRI II SPV REIT Corp " on Schedule I:

         Domenic A. Borriello   Director        Service Manager Staffing &
                                                International Operations
                                                CT Corporation Staffing, Inc.
                                                The Corporation Trust Center
                                                1209 Orange Street
                                                Wilmington, DE 19801

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following information:

         On November 22, 2002, at a special meeting of stockholders of the Company holders of more than two-thirds of the votes entitled to be cast at the meeting approved (i) an Agreement and Plan of Merger, dated as of June 23, 2002 (as amended, the "Merger Agreement"), by and between PSCO Acquisition Corp. ("PSCO") and the Company, (ii) the merger of PSCO with and into the Company pursuant to the Merger Agreement (the "Merger") and (iii) certain charter amendments contemplated by the Merger Agreement. The Merger became effective on November 22, 2002 pursuant to Articles of Merger filed with the State Department of Assessments and Taxation of the State of Maryland, at which time (the "Effective Time") PSCO was merged with and into the Company, with the Company as the surviving corporation.

         At the Effective Time, (i) each share of the Company's common stock issued and outstanding immediately prior to the Effective Time (other than shares owned by PSCO) was converted into the right to receive a cash payment of $2.10 per share (without interest) ("Cash Price"), (ii) the 16,615,922 shares of the Company's common stock owned by PSCO immediately prior to the Effective Time (which shares were contributed by Trust to PSCO immediately prior to the consummation of the Merger) were canceled and retired without any payment therefor and (iii) each option, purchase right, repurchase right or other similar right to purchase shares of the Company's common stock issued under any Company stock-based compensation plan and outstanding immediately prior to the Effective Time was converted into the right to receive a cash payment equal to the amount, if any, by which the Cash Price exceeded the per share exercise price of such option, purchase right or repurchase right multiplied by the number of shares of the Company's common stock for which such option, purchase right or repurchase right was exercisable.

         In addition, at the Effective Time, (a) each share of PSCO common stock issued and outstanding immediately prior to the Effective Time was converted into one fully paid nonassessable share of common stock of the surviving corporation in the Merger and (b) each share of PSCO redeemable preferred stock issued and outstanding immediately prior to the Effective Time was converted into one fully paid nonassessable share of the series B redeemable preferred stock of the surviving corporation in the Merger.

         The Company was the surviving corporation in the Merger and as a result of the Merger, the two former common stockholders of PSCO, Trust and Kimkon Inc. (a subsidiary of Kimco Realty Corporation) own 100% of the Company's outstanding common stock.

         In connection with the Merger, on November 22, the Company filed with the Securities and Exchange Commission a Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended, to provide notice of termination of registration of the Company's common stock, and to immediately suspend all reporting requirements under Sections 13(a) and 15(d) of the Securities Exchange Act, as amended. Further, prior to the opening of business on November 25, 2002, the Company's common stock was delisted from the New York Stock Exchange pursuant to a request delivered by the Company to the New York Stock Exchange.

         Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following information:

         (a) Trust holds direct beneficial ownership of an aggregate of 21,116,422 shares of the Company's Common Stock, representing 55.5% of the 38,047,607 issued and outstanding shares of the Company as of November 25, 2002. As the sole common shareholder of Trust, Prometheus possesses indirect beneficial ownership of such shares of the Company's common stock. As the sole member of Prometheus, SPV may be deemed to possess indirect beneficial ownership of such shares of the Company's common stock. Pursuant to their respective interests in SPV, each of LFSRI II, Alternative and CADIM may be deemed to possess indirect beneficial ownership of such shares of the Company's common stock. LFREI is the general partner of each of LFSRI II, Alternative and CADIM and, as such, may be deemed to possess indirect beneficial ownership of such shares of the Company's common stock. As the managing member of LFREI, Lazard may be deemed to possess indirect beneficial ownership of such shares of the Company's common stock. As previously reported on Amendment No. 10, each of SPV, LFSRI II, Alternative, CADIM, LFREI and Lazard disclaim any beneficial ownership it may be deemed to have of any of the shares of the Company's common stock.

         (b) The Reporting Persons have shared power to vote or to direct the vote of 21,116,422 shares of the Company's common stock.

         (c) In connection with the Merger, immediately prior to the consummation of the Merger, Trust contributed 16,615,922 shares of the Company's common stock to PSCO. Pursuant to the Merger Agreement, these contributed shares were canceled and retired in the Merger without any payment therefor. In addition, pursuant to the Merger Agreement, (i) the 4,436,709 shares of the Company's common stock held by Trust immediately prior to the Effective Time were converted in the Merger into the right to receive the Cash Price and (ii) the 21,116,422 shares of PSCO's common stock held by Trust immediately prior to the Effective Time were converted in the Merger into 21,116,422 shares of the Company's common stock. Other than the transactions reported herein, no Reporting Person has acquired or disposed of any shares of the Company's common stock during the past sixty days.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 25, 2002


                                   PROMETHEUS SOUTHEAST RETAIL TRUST


                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  President



                                   PROMETHEUS SOUTHEAST RETAIL L.L.C.

                                   By:  LFSRI II SPV REIT Corp.
                                        as managing member


                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  President



                                   LFSRI II SPV REIT CORP.


                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  President



                                   LF STRATEGIC REALTY INVESTORS II L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner


                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal

                                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner


                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal



                                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                                   By:  Lazard Freres Real Estate Investors
                                        L.L.C. as general partner


                                        By:  /s/ Matthew J. Lustig
                                             ----------------------------------
                                             Name:   Matthew J. Lustig
                                             Title:  Managing Principal



                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  Managing Principal



                                    LAZARD FRERES & CO. LLC


                                   By:  /s/ Scott D. Hoffman
                                        ---------------------------------------
                                        Name:   Scott D. Hoffman
                                        Title:  Managing Director